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April 6, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549
Attention: Suzanne Hayes

Re:                             Rhythm Pharmaceuticals, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted December 9, 2015
SEC File No. 377-01174

Ladies and Gentlemen:

On behalf of Rhythm Pharmaceuticals, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 23, 2015, relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (SEC File No. 377-01174) confidentially submitted to the Commission on December 9, 2015 (“DRS Amendment No. 1”).

On behalf of the Company, we are concurrently confidentially submitting to the Commission Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). We are providing to the Staff, by overnight delivery, a package containing copies of this letter and DRS Amendment No. 2, including versions that are marked to show changes from the DRS Amendment No. 1, together with the materials indicated in our responses below as being supplementally provided herewith. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the DRS Amendment No. 2 to update other disclosures and to provide updated compensation information for the period ending December 31, 2015.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York
Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

followed by the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of DRS Amendment No. 2.

Prospectus Summary

Overview, page 1

1.              We note your response to prior comment 3. In each page you reference in your response, please amend your disclosure to explicitly state that only two patients are currently enrolled and receiving treatment in the clinical trial.

Response: In response to the Staff’s comment, the Company has amended its disclosure on pages 3 and 82.

Business

General

2.              We note your response to prior comment 16, in which you discuss your efforts to statistically model the possible patient population. As requested, please discuss whether management believes that the estimates are statistically valid. Also, please expand this section to discuss any further efforts you have undertaken to assess the potential number of patients that might be impacted by MC4 pathway deficiency.

Response: As discussed on page 18 “… the published epidemiology studies for these disorders are based on relatively small population samples, and are not amenable to robust statistical analyses…”  Accordingly, the Company is currently actively working on epidemiology studies based on larger population samples in order to strengthen the reliability of these prevalence projections.  In parallel, the Company is developing a patient registry of monogenic defects which will further inform prevalence projections.  The Company has amended its disclosure on pages 19 and 56.

Overview, page 79

3.              We note your response to prior comment 17. Please amend your disclosure to include the information you have supplementally provided in your response, as it directly addresses our comment.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 109.

Notes to Financial Statements

Preferred Stock, page F-15

4.              Please tell us why you believe the classification of your Series A Convertible Preferred Stock within Stockholder’s Equity is appropriate. Refer to ASC 480-10-S99-3A.3.f.

Response:  We have classified our Series A Convertible Preferred Stock outside of Stockholder’s Equity in accordance with ASC 480-10-S99-3A.3.f. as evidenced by the fact that: (a) Total Stockholder’s Equity (Deficit) reported on our Balance Sheet and Statement of Convertible Preferred Stock and Stockholder’s Equity (Deficit) as of September 30, 2015 of ($2,206) excludes the $24,476 of Series A Convertible Preferred Stock; (b) the Series A Convertible Preferred Stock activity presented within the Statement of Convertible Preferred Stock and Stockholder’s Equity (Deficit) as of September 30, 2015 is separated from the activity in Stockholder’s Equity (Deficit) by a solid black line; and (c) Total Stockholder’s Equity (Deficit) as of September 30, 2015 presented elsewhere in the Registration Statement (e.g. Capitalization, Selected Financial Data, etc.) also excludes the $24,476 of Series A Convertible Preferred Stock.   However, we have identified a minor typographical error in that the Balance Sheet caption “Stockholders’ equity (deficit):” was inadvertently presented above the caption for Series A Convertible Preferred Stock.  It should have been presented between the caption for Series A Convertible Preferred Stock and the caption for Common stock.  We have corrected this minor typographical error on page F-3.

Please contact me at (617) 951-8901 or Keith Gottesdiener, Chief Executive Officer at the Company, at (857) 264-4280 with any questions or further comments regarding this letter or the Amendment.

Sincerely,
/s/ Julio E. Vega
Julio E. Vega

cc:	Christian Windsor, U.S. Securities and Exchange Commission
James Peklenk, U.S. Securities and Exchange Commission
Joel Parker, U.S. Securities and Exchange Commission
Scot Foley, U.S. Securities and Exchange Commission
Keith Gottesdiener, Rhythm Pharmaceuticals, Inc.
Bart Henderson, Rhythm Pharmaceuticals, Inc.
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP
Daniel R. Palmadesso, Morgan, Lewis & Bockius LLP
Cindy C. Kung, Morgan, Lewis & Bockius LLP
Zachary E. Zemlin, Morgan, Lewis & Bockius LLP